                                    NPI LOGO
                                                                  Exhibit (a)(5)

                                                                   July 13, 1999

Dear Shareholder:

     On June 22, 1999, National City Corporation announced a tender offer for all of National Processing's shares it does not currently own at a price of $9.50 per share in cash. National City currently owns approximately 88% of National Processing's shares. This tender offer was made after several weeks of discussion between representatives of National City and representatives of a Special Committee of National Processing's board of directors comprised solely of outside directors.

     THE SPECIAL COMMITTEE HAS DETERMINED THAT THE NATIONAL CITY TENDER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF NATIONAL PROCESSING'S MINORITY SHAREHOLDERS. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT YOU REJECT THE NATIONAL CITY TENDER OFFER AND NOT TENDER YOUR SHARES.

     In its recommendation to National Processing shareholders, the Special Committee cited, among other things:

          - The Special Committee's belief that National City's tender offer is at an inadequate price that does not reflect the inherent value of National Processing.

          - The Special Committee's belief that continued pursuit of National Processing's business plan will produce greater value for National Processing's minority shareholders than National City's tender offer.

          - The opinion of Deutsche Bank Securities Inc., the Special Committee's financial advisor, that National City's tender offer is inadequate, from a financial point of view, to National Processing's minority shareholders.

          - The inappropriate timing of the tender offer, which is scheduled to be completed before National Processing's minority shareholders have an opportunity to fully assess National Processing's recent divestitures, improved operating performance and increased focus on its core businesses.

          - The unfair nature of National City's tender offer, which permits National City to waive the minimum condition to the tender offer (which would require the tender of at least a majority of the publicly held shares) and "squeeze out" the minority shareholders in a second step merger if as few as 2% of National Processing's outstanding shares (or 17% of the publicly held shares) are tendered.

     Although these factors led the Special Committee to recommend that you reject National City's tender offer, the Special Committee recognized that if National City is not successful in its attempt to acquire all of National Processing's publicly held shares, the market price of any shares not tendered may substantially decline from current levels and National City could seek to acquire your shares at a lower price (and could even seek to unilaterally "squeeze out" the minority shareholders at a lower price). The Special Committee also considered that National Processing might not be successful in achieving its business plan and/or the equity market could decline. Either of these conditions could adversely affect the market price for the shares.

                                  NPI ADDRESS

     These and other factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 being filed today with the Securities and Exchange Commission were carefully considered by the Special Committee. We urge you to read carefully the Schedule 14D-9 so that you will be fully informed as to the Special Committee's recommendation. In particular, we call your attention to Item 4 of the Schedule 14D-9 (starting on page 4), which describes the background of the offer and the reasons for the Special Committee's recommendation.

     The Special Committee acted in good faith in an effort to reach agreement on a fair price at which National City could acquire National Processing's public shares and proposed that $16.50 per share would be an acceptable price. Instead of continuing its discussions with the Special Committee, National City unilaterally commenced a tender offer. Given the $9.50 per share price of the tender offer, the Special Committee believes that you will be better served by National Processing's pursuit of its business plan rather than tendering your shares at the offer price. If you decide to tender your shares, we believe National City will intercept the substantial inherent and upside value of National Processing represented by your shares at an inadequate price.

                                          On behalf of the Special Committee,
                                          /s/ Preston B. Heller, Jr.

                                          Preston B. Heller, Jr.
                                          Chairman of the Special Committee